Exhibit 11

The computation of earnings per share for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Income before change in accounting	$26,505	$16,051	$13,931
Cumulative effect of change in accounting	1,392	—	—

Net income	$25,113	$16,051	$13,931

Weighted average shares outstanding	20,166,933	11,606,392	11,081,630

Basic earnings per share:
Before cumulative effect of change in accounting	$1.31	$1.38	$1.26
Cumulative effect of change in accounting	(0.06)	—	—

After cumulative effect of change in accounting	$1.25	$1.38	$1.26

Weighted average shares outstanding	20,166,933	11,606,392	11,081,630
Dilutive effect due to stock incentive plans	611,286	80,117	19,376

Diluted weighted average shares outstanding	20,778,219	11,686,509	11,101,006

Diluted earnings per share:
Before cumulative effect of change in accounting	$1.25	$1.37	$1.25
Cumulative effect of change in accounting	(0.07)	—	—

After cumulative effect of change in accounting	$1.21	$1.37	$1.25